UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1     Press release dated July 6, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: July 7, 2009		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated July 6, 2009

4

Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS REPORTS FULL YEAR AND FOURTH QUARTER FISCAL 2009 RESULTS

Montreal, Quebec. July 6, 2009- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE AMEX:BMJ), which operates 69 luxury jewelry stores across Canada, Florida and Georgia, reported results for the fourth quarter and fiscal year ended March 28, 2009 (“fiscal 2009”).

Fiscal 2009 Results:

•	Net sales decreased 13.9% to $270.9 million from $314.7 million in the prior year period;

•	Comparable store sales were down 14% as compared to the prior year period;

•	Net sales included $11.7 million of lower sales related to translating Canadian sales into U.S. dollars;

•

Operating results included non-cash charges of $11.2 million related to goodwill impairment, $2.3 million associated with the impairment of certain fixed assets and $32.9 million income tax valuation allowance recorded in the period compared to $9.8 million of tax benefits recognized during the prior year period.

•	A net loss of $61.0 million, or $5.38 per diluted share, was recognized for the year compared to net income of $10.4 million, or $0.89 per diluted share, in the prior-year period; and

•

Excluding the impact of the non-cash valuation allowance on deferred tax assets and impairment charges on goodwill and long-lived assets, net loss for the year was $14.6 million, or $1.28 per diluted share, as compared to net income of $638 thousand, or $0.05 per diluted share, excluding the impact of income associated with the recognition of deferred tax assets in the prior year period.

Fourth Quarter Highlights:

•	Net sales decreased 23.3% to $49.2 million from net sales of $64.2 million in the prior year period;

•	Comparable store sales decreased 16% as compared to the prior year period;

•	Net sales included $5.4 million of lower sales related to translating Canadian sales into U.S. dollars;

•	Operating results included non-cash charges of $1.6 million related to the impairment of certain fixed assets during the period;

•	A net loss of $14.4 million, or $1.26 per diluted share was recognized for the quarter compared to net income of $3.2 million, or $0.28 per diluted share, in the prior year period; and

•

Excluding the impact of the non-cash impairment charges on long-lived assets, net loss for the quarter was $12.8 million, or $1.12 per diluted share, as compared to a net loss of $10.2 million, or $0.91 per diluted share, excluding the impact of $13.5 million of income associated with the recognition of deferred tax assets in the prior year period.

Fiscal 2009 Results

Net sales for fiscal 2009 decreased 13.9%, or $43.8 million, to $270.9 million, as compared to $314.7 million for the fiscal year ended March 29, 2008 (“fiscal 2008”). The decrease in net sales during fiscal 2009 included $11.7 million of lower sales associated with foreign currency translation of the Company’s Canadian operations into U.S. dollars. Comparable store sales for the year were down 14% primarily resulting from a decline in store traffic in both the Company’s U.S. and Canadian markets and a decline in the average sale transaction in the U.S. The decrease in store traffic reflects the impact of the current challenging economic environment and an unprecedented decline in discretionary consumer spending in the luxury retail sector. Net sales also included $10.4 million of additional sales generated by two Mayors stores opened last year and the two Brinkhaus stores acquired in November 2007.

Gross profit for fiscal 2009 was $115.6 million, or 42.7% of net sales, as compared to $146.5 million, or 46.5% of net sales, in fiscal 2008. The 380 basis point decline in gross margin was primarily due to the lowering of retail prices in Canada in November 2007 to reduce price disparity between Canada and the U.S. resulting from the strengthening of the Canadian dollar and certain sale initiatives in the U.S. and Canada, which resulted in lower gross margins on the sale of selected products.

Selling, general and administrative expenses (“SG&A”) for fiscal 2009 were $114.0 million, or 42.1% of net sales, as compared to $128.3 million, or 40.8% of net sales, in the prior fiscal year. The $14.3 million decrease in SG&A included the impact of a $4.0 million reduction in marketing expenses, $6.1 million of lower compensation expenses associated with lower sales commissions due to reduced sales and savings related to the Company’s strategic downsizing initiated in January 2009, $2.3 million of lower general operating expenses resulting from the Company’s continued efforts to reduce general corporate overhead costs, as well as decreased variable costs associated with lower sales volume and $4.8 million of lower expenses related to foreign currency translation. These savings were partially offset by higher operating costs related to the operation of two new Mayors stores and two Brinkhaus stores acquired in November 2007.

Due to the significant decline in the Company’s stock price and market capitalization, as well as the impact of the ongoing economic downturn on the Company’s operations, the Company evaluated the value of its recorded goodwill and determined that the value of its goodwill was impaired. Accordingly, the Company recorded a non-cash impairment charge of $11.2 million to eliminate the value of goodwill on its books. In addition, the lower sales and profitability in some of the Company’s U.S. stores and the decision to discontinue production in the Company’s Rhode Island manufacturing facility resulted in the recording of $2.3 million of non-cash charges related to the impairment of long-lived assets associated with these facilities.

Income tax expense of $32.9 million was recorded for fiscal 2009 compared to $9.8 million of tax benefits recognized during fiscal 2008. The $32.9 million of income tax expense was primarily related to recording a non-cash valuation allowance against the full value of the Company’s net deferred tax assets. The establishment of a valuation allowance was based on the Company’s review of its cumulative and forecasted results of operations that resulted in the Company having to reserve the full value of its deferred tax assets. The $9.8 million income tax benefit recognized in fiscal 2008 is primarily related to the reduction of a valuation allowance on deferred tax assets associated with the Company’s U.S. operations.

Inventory totaled $155.6 million at March 28, 2009, as compared to $181.9 million at March 29, 2008, a decrease of $26.3 million or 14.5% decrease. Excluding the impact of $13.5 million of foreign currency translation, the Company’s inventory is lower than last fiscal year end by $12.8 million due primarily to lower retail inventory as comparable store inventory decreased by 4% and $3.3 million of lower factory inventory.

Bank indebtedness decreased $34.4 million compared to last fiscal year end. Excluding the impact of $6.3 million of foreign currency translation, bank indebtedness is lower than the prior year by $28.1 million. The decrease in bank indebtedness reflects the replacement of a portion of the line of credit with long-term notes, including a $13.0 million three year secured term loan, a seven year, $10.0 million Canadian term loan from Investissement Quebec and a $2.0 million cash advance from the Company’s controlling shareholder, all of which are subordinated in lien priority to the Company’s senior secured revolving credit facility.

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “Our fiscal year performance was severely impacted by the economic downturn, banking crisis and significant drop in consumer confidence. As consumer confidence declined, we experienced declines in store traffic and average retail sales which resulted in lower sales. While we initiated significant cost reductions, we were not able to fully offset the significant declines in sales and margin during the holiday selling season, which negatively impacted the Company’s profitability.”

Mr. Andruskevich concluded, “We continue to navigate the Company through very difficult economic times by carefully managing the level and productivity of our inventory, reducing our operating costs and limiting capital expenditures while continuing to focus our attention on providing our customers with superior service and selection while working with and supporting our key product brands and maintaining strong client relationships, all with the focus on optimizing cash flow.”

Conference Call Information

A conference call to discuss fourth quarter and fiscal 2009 results is scheduled for tomorrow, July 7, 2009 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-877-407-9039 approximately ten minutes prior to the start of the call. All other international callers please dial 1-201-689-8470 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on July 14, 2009 and can be accessed by dialing 1-877-660-6853 and entering account number 3055 and conference ID number 327401.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2009, the Company operated 37 stores (Birks Brand) across most major metropolitan markets in Canada and 30 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Non-GAAP Measure

In this release, the Company presents an adjusted financial measure that is not calculated according to generally accepted accounting principles in the United States (“GAAP”). This non-GAAP financial measure is designed to complement the GAAP financial information presented in this release because management believes it presents information regarding the Company that management believes is useful to investors. The non-GAAP financial measure presented should not be considered in isolation from or as a substitute for the comparable GAAP financial measure. On a quarter and year-to-date basis, the Company is presenting net loss excluding charges related to goodwill impairment and long-lived asset impairment for fiscal 2009 and the recognition of a valuation allowance associated with the Company’s deferred tax assets during fiscal 2009 and the reduction of valuation allowances associated with the Company’s deferred tax assets during fiscal 2008. Management believes that presenting net loss, excluding these non-cash charges, is useful for investors because it improves comparability of results for the periods presented by eliminating items that affect those line items that are not expected to recur, although such items may, in fact, recur in the future.

The following chart reconciles the Company’s net income (loss) excluding certain non-cash charges to net income (loss):

	($ in thousands)
	13 Week Period Ended March 28, 2009	13 Week Period Ended March 29, 2008
Net (loss) income per financial statements	$(14,365)	$3,248
Long-lived asset impairment	1,613	—
Deferred tax asset valuation allowance benefit	(5)	(13,475)

Net loss excluding certain non-cash charges	$(12,757)	$(10,227)

	($ in thousands)
	52 Week Period Ended March 28, 2009	52 Week Period Ended Mach 29, 2008
Net (loss) income per financial statements	$(60,979)	$10,433
Goodwill impairment	11,208	—
Long-lived asset impairment	2,347	—
Deferred tax asset valuation allowance charge (benefit)	32,854	(9,795)

Net (loss) income excluding certain non-cash charges	$(14,570)	$638

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning strategies and the industry in which the Company operates, the ability of the Company to effectively improve inventory productivity and reduce operating expenses and limit capital expenditures as part of its business strategy while maintaining adequate liquidity and focusing on its key product brands and maintaining strong client relationships all with a focus on optimizing cash flow. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to the following: (i) Economic, political and market conditions, including the recent global economic and financial crisis, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 28, 2009	Fiscal Year Ended March 29, 2008

Net sales	$270,896	$314,745
Cost of sales	155,297	168,270

Gross profit	115,599	146,475

Selling, general and administrative expenses	113,990	128,306
Goodwill and asset impairment	13,555	—
Depreciation and amortization	6,212	6,876

Total operating expenses	133,757	135,182

Operating (loss) income	(18,158)	11,293
Interest and other financial costs	9,967	10,655

(Loss) Income before income taxes	(28,125)	638
Income tax expense (benefit)	32,854	(9,795)

Net (loss) income	$(60,979)	$10,433

Weighted average shares outstanding:
Basic	11,339	11,263
Diluted	11,339	11,720

(Loss) Earnings per share:
Basic	$(5.38)	$0.93
Diluted	$(5.38)	$0.89

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	13 Weeks Ended March 28, 2009	13 Weeks Ended March 29, 2008
Net sales	$49,242	$64,234
Cost of sales	31,457	37,729

Gross profit	17,785	26,505

Selling, general and administrative expenses	26,677	32,423
Goodwill and asset impairment	1,613
Depreciation and amortization	1,320	1,762

Total operating expenses	29,610	34,185

Operating loss	(11,825)	(7,680)

Interest and other financial costs	2,545	2,547

Loss before income taxes	(14,370)	(10,227)
Income tax benefit	(5)	(13,475)

Net (loss) income	$(14,365)	$3,248

Weighted average shares outstanding:
Basic	11,362	11,277
Diluted	11,362	11,531

Net (loss) income per share:
Basic	$(1.26)	$0.29
Diluted	$(1.26)	$0.28

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET - UNAUDITED

(In thousands)

	March 28, 2009	March 29, 2008
ASSETS
Current Assets:
Cash and cash equivalents	$2,028	$3,170
Accounts receivable	11,144	11,979
Inventories	155,597	181,925
Deferred income taxes	—	4,595
Other current assets	2,246	5,184

Total current assets	171,015	206,853

Property and equipment	30,602	39,575
Goodwill and other intangible assets	1,070	13,123
Deferred income taxes	—	31,424
Other assets	3,444	873

Total non-current assets	35,116	84,995

Total assets	$206,131	$291,848

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$85,777	$120,131
Accounts payable	27,942	37,805
Accrued liabilities	6,453	9,611
Current portion of long-term debt	3,887	2,629

Total current liabilities	124,059	170,176

Long-term debt	43,745	24,669
Other long-term liabilities	3,359	4,131

Total long-term liabilities	47,104	28,800

Stockholders’ Equity:
Common stock	60,895	60,813
Additional paid-in capital	15,702	15,699
(Accumulated deficit) retained earnings	(44,369)	16,610
Accumulated other comprehensive income (loss)	2,740	(250)

Total stockholders’ equity	34,968	92,872

Total liabilities and stockholders’ equity	$206,131	$291,848